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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-46945

Westpac Securitisation Management Pty Limited

(Exact name of registrant as specified in its charter)

Level 25, 60 Martin Place, Sydney, New South Wales 2000, Australia

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See the attached Schedule A

(Title of each class of securities covered by this Form)

See the attached Schedule B

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:      None

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 21, 2005	By:	/s/ Rachelle Hall

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE A

Title of each class of securities covered by the Attached Form 15

Series of Securities	Class
Series 1998 - 1G WST Trust Class A Mortgage Backed Floating Rate Notes	A
Series 1998 - 1G WST Trust Class B Mortgage Backed Floating Rate Notes	B

SCHEDULE B

Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains

Series of Securities	Class
Series 1999-1G WST Trust Class A Mortgage Backed Floating Rate Notes	A
Series 2002-1G WST Trust Class A Mortgage Backed Floating Rate Notes	A
Series 2005-1G WST Trust Class A1 Mortgage Backed Floating Rate Notes	A1